EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Bancorp Rhode Island, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Brookline Bancorp, Inc. of our reports dated March 14, 2011 with respect to the consolidated balance sheets of Bancorp Rhode Island, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Bancorp Rhode Island, Inc., and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus included in the Registration Statement.

/s/ KPMG LLP

Providence, Rhode Island
June 3, 2011